SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated April 30, 2003
                           Commission File No. 1-14838

                                _______________

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                                   _________

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

          Enclosure: Press release dated April 29, 2003 announcing results for the first quarter of 2003.
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




                                  [RHODIA lOGO]


                                                                   PRESS RELEASE

                ------------------------------------------------
                    EMBARGO TUESDAY, APRIL 29, 2003 - 8:30 AM
                ------------------------------------------------


                     RESULTS FOR THE FIRST QUARTER OF 2003
                     -------------------------------------


Paris, April 29, 2003 - Rhodia today published its results for the first quarter of 2003. In a difficult economic and geopolitical environment, the results for the first quarter--which seems to represent a trough in the business cycle--correspond to the estimates published on April 7, 2003. The highlights of the period are as follows:

     o Growth in net sales, on a comparable basis of structure and exchange rates

     o Group performance affected by the rise in the value of the euro and higher raw material prices

     o    Positive operating income

     o    Negative net income, also impacted by an unfavorable tax effect



                      RESULTS FOR THE FIRST QUARTER OF 2003

       Unaudited figures
       In millions of euros

       ------------------------------------------------------------------------------------------------
           Q1 2002       Q1 2002                                          Q1 2003     % change compared
                        restated*                                                        with Q1 2002
                                                                                           restated
       ------------------------------------------------------------------------------------------------
            1,711         1,368     Net sales                              1,428            + 4.4%
             197           140      EBITDA                                  112             - 20%
             79             46      Operating income                         9             - 80.4%
              7             -       Net result (after minorities)**         -52               -
             -6             -       Net result (after minorities)***        -63               -
       ------------------------------------------------------------------------------------------------

       * Figures restated to account for divestitures completed in 2002 and based on current exchange rates.
       **  Excluding the amortization of goodwill.
       *** Including amortization of goodwill.

o A quarter heavily impacted by a difficult economic and geopolitical environment

     As Rhodia announced when it published its annual results on February 5, and confirmed on April 7, 2003, the Group's business activities during the first quarter of the year suffered from the high price of raw materials, particularly petrochemicals, a weakening in demand and the negative impact of the rise in the value of the euro.

     For the first quarter of 2003, Rhodia reports net sales of (euro)1,428 million, down 16.5% compared with the same period last year on a historical basis ((euro)1,711 million). Restated on a comparable basis-- (excluding changes in Group structure and exchange rate fluctuations, which had a negative impact on the historical results of (euro)168 million and
     (euro)175 million respectively, or 9.8% and 10.2%)--net sales grew by 4.4% despite the unfavorable economic environment, driven by a 3% increase in volumes and a 1.4% increase in prices. All the Divisions contributed to this overall improvement with only the Pharmaceuticals & Agrochemicals Division, as anticipated, seeing a 5.9% decline in net sales.

     The high level of raw material prices constituted a major brake on this quarter's performance and significantly depressed the Group's operating income with a negative impact estimated at (euro)51 million compared with the same period in 2002.

     Rhodia's success in reducing its fixed costs was overshadowed by the restructuring provisions ((euro)7 million more than in the same period in 2002) designed to improve the Group's competitiveness, and by an extraordinary (euro)7 million cost related to difficulties, which have since been resolved, to re-start an intermediates production unit.

     All these items had a negative impact on the Group's performance and depressed Rhodia's operating income to (euro)9 million compared with
     (euro)46 million for the first quarter of 2002, on a comparable basis (constant structure and exchange rates).

     EBITDA (Operating income before depreciation and amortization) declined by 20% on a comparable basis (constant structure and exchange rates) to
     (euro)112 million compared with (euro)140 million for the same period last year. On the same basis, EBITDA/Sales ratio declined from 10.2% in the first quarter of 2002 to 7.8% in the first quarter of 2003.

     Equity earnings of affiliated companies of - (euro)9 million for the first quarter of 2003 remained stable from the first quarter of 2002. For the same period, interest expenses declined by 29%, from (euro)38 million to
     (euro)27 million due to the reduction achieved during 2002 in the Group's net debt and stable financing costs.

     As an outcome, net result after amortization of goodwill ((euro)10.8 million) stands at - (euro)63 million due to the estimation of non recoverability of tax losses for the period.

o    Results by Division *

----------------------------------------------------------------------
 Q1 2002 restated          In millions of euros            Q1 2003

----------------------------------------------------------------------
                   Pharmaceuticals & Agrochemicals
        221        Net sales                                 208
         2         Operating income                          -21
        19         EBITDA                                     -3
       8.6%        EBITDA/Sales                             -1.4%
----------------------------------------------------------------------
                   Food & Consumer Care
        542        Net sales                                 554
         48        Operating income                           39
         76        EBITDA                                     73
         14%       EBITDA/Sales                             13.2%
----------------------------------------------------------------------
                   Industrial Care & Services
        303        Net sales                                 330
         17        Operating income                            9
         38        EBITDA                                     33
       12.5%       EBITDA/Sales                               10%
----------------------------------------------------------------------
                   Automotive, Electronics & Fibers
        326        Net sales                                 363
          9        Operating income                           13
         33        EBITDA                                     39
       10.1%       EBITDA/Sales                             10.7%
----------------------------------------------------------------------

       * In accordance with the new organization and excluding the segment "Others"


     >> Pharmaceuticals & Agrochemicals: an extremely difficult start to the new year, as anticipated

     The Pharmaceuticals & Agrochemicals Division saw a decline in its business activities linked to the impact of higher raw material prices and the decline in the value of the dollar. The pharmaceuticals business also suffered--as anticipated--from the negative effects of the postponement of approvals by the US Food & Drug Administration (FDA). Business in the agrochemical market was sluggish, offset however by the good performance achieved by Intermediates in Brazil. The difficulties encountered with the re-commissioning of an intermediates production unit operated for a third party further depressed the results for the first quarter of the year. These difficulties have now been resolved.


     >>   Food & Consumer Care: strong resilience

     All consumer markets, with the exception of those in Asia, felt the effects of weak demand. Despite this, the Division increased its sales due, in particular, to the saturation of its new Acetow production capacity. All the business activities were adversely affected by the significantly higher cost of raw materials and energy, offset during the quarter by growth in sales volumes.

     >>   Industrial Care & Services: Silicones facing stiffer competition

     Despite the adverse economic environment characterized by the rise in raw material prices and the impact of fluctuations in foreign exchange rates, all the enterprises in the Industrial Care & Services Division--with the exception of Silicones--resisted strongly and achieved a significant increase in their net sales figures. Silicones continued to suffer from difficult market conditions, marked by persistently weak demand, intense downward pressure on prices and the negative impact of raw material costs. The paints and construction materials business managed to offset the effects of foreign currency exchange and the rise in raw material prices with strong growth, and Silica Systems made progress, particularly in the tire market.


     >>   Automotive, Electronics & Fibers: enhanced results compared with 2002

     Engineering Plastics and Polyamide Intermediates achieved strong growth in sales through the success of their commercial actions, despite the difficult business environment depressed by higher raw material prices and sluggish demand. Electronics & Catalysis achieved growth in its automotive pollution control activity and the electronics market saw early signs of recovery. Textile Fibers' business remains deeply depressed, however, while the Technical Fibers activity achieved enhanced results.


o    Net Debt

     In addition to the effects of lower results, net debt was affected by an increase in working capital requirements, characteristic of the beginning of the year, and increased to (euro)2,300 million compared with a level of
     (euro)2,133 million at the end of December, 2002. Capital expenditures ((euro)66 million) were in line with the strict limits fixed by the Group for 2003.


o    Outlook

     In a still uncertain economic and geopolitical environment, the second quarter should see an improvement compared with the first quarter of the year, despite the persistently high cost of petrochemical raw materials.

     Rhodia appears to have now reached a turning point in its performance as far as its margins are concerned. The recovery of our selling prices noted at the end of the period, combined with the beginning of a gradual decline in raw material costs following the fall in oil prices observed since the end of March, should enable the Group to improve its margins slightly during the second quarter, followed by a more substantial recovery during the second half of the year.

     Rhodia maintains its target for the end of 2003, to reduce its Net Debt/EBITDA ratio to less than 2.5 through, particularly, the pursuit of its restructuring drive, the launch of sixty new products this year, its ability to generate free cash flow and the continuation of its program of divesting non-strategic assets.

This presentation contains elements that are not historical facts, including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated





--------------------------------------------------------------------------------

This press release and a detailed presentation of the first quarter 2003 results will be available on Rhodia's website at 8.30 a.m.: www.rhodia.com

--------------------------------------------------------------------------------




Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)6.6 billion in 2002 and employs 24,500 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.



Contacts

Press Relations
Lucia Dumas                         [graphic omitted] 33-1 55 38 45 48
Jean-Christophe Huertas             [graphic omitted] 33-1 55 38 42 51

Investor Relations
Marie-Christine Aulagnon            [graphic omitted] 33-1 55 38 43 01
Fabrizio Olivares                   [graphic omitted] 33-1 55 38 41 26

                                 CONSOLIDATED INCOME STATEMENT*



                                                        ------------------------
                                                              1st quarter
                                                          2002            2003
                                                        ------------------------
((euro)m)

----------------------------------------------------    ------------------------
Net sales                                                 1,711         1,428
----------------------------------------------------    ------------------------

----------------------------------------------------    ------------------------
EBITDA                                                     197           112
----------------------------------------------------    ------------------------

----------------------------------------------------    ------------------------
Operating income                                            79            9
----------------------------------------------------    ------------------------

----------------------------------------------------    ------------------------
Equity in earnings of affiliated companies                  -8            -9
----------------------------------------------------    ------------------------

----------------------------------------------------    ------------------------
Interest expenses                                          -38           -27
----------------------------------------------------    ------------------------

----------------------------------------------------    ------------------------
Other gains and losses                                     -16            -8
----------------------------------------------------    ------------------------

----------------------------------------------------    ------------------------
Income tax                                                  -8           -16
----------------------------------------------------    ------------------------

----------------------------------------------------    ------------------------
Goodwill amortization                                      -13           -11
----------------------------------------------------    ------------------------

----------------------------------------------------    ------------------------
Minority interests                                          -2            -1
----------------------------------------------------    ------------------------

----------------------------------------------------    ------------------------
Net result after minorities                                 -6           -63
----------------------------------------------------    ------------------------



* Unaudited figures

DIVISIONAL RESULTS*



====================================================================================================


        Q1 2002           Q1 2002 Restated   (M(euro))                                Q1 2003

----------------------------------------------------------------------------------------------------
                                             Rhodia restated
         1,711                 1,368         Net sales                                1,428
            79                    46         Operating Income                             9
           197                   140         EBITDA                                     112
          11.5%                 10.2%        EBITDA/Sales                               7.8%

----------------------------------------------------------------------------------------------------
                                             Pharma & Agro
           311                   221         Net sales                                  208
             8                     2         Operating Income                           -21
            31                    19         EBITDA                                      -3
            10%                  8.6%        EBITDA/Sales                              -1.4%

----------------------------------------------------------------------------------------------------
                                             Food & Consumer Care
           611                   542         Net sales                                  554
            54                    48         Operating Income                            39
            87                    76         EBITDA                                      73
          14.2%                   14%        EBITDA/Sales                              13.2%

----------------------------------------------------------------------------------------------------
                                             Industrial Care & Services
           382                   303         Net sales                                  330
            25                    17         Operating Income                             9
            51                    38         EBITDA                                      33
          13.4%                 12.5%        EBITDA/Sales                                10%

----------------------------------------------------------------------------------------------------
                                             Automotive, Electronics & Fibers
           361                   326         Net sales                                  363
            11                     9         Operating Income                            13
            38                    33         EBITDA                                      39
          10.5%                 10.1%        EBITDA/Sales                              10.7%
----------------------------------------------------------------------------------------------------
                                             Others
            46                   -24         Net sales                                  -27
           -19                   -30         Operating Income                           -31
           -10                   -26         EBITDA                                     -30
         -21.7%                108.3%        EBITDA/Sales                             111.1%

====================================================================================================




* Unaudited figures

BALANCE SHEET                                                         31/03/2003




((euro)m)




================================================================================

Fixed assets           5,093        Equity                                1,724

Working capital          572        Long term & short term provisions     1,641

                                    Net debt                              2,300



Assets                 5,665        Liabilities                           5,665
------                              -----------

                                    SIGNATURE





          Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: April 30, 2003                   RHODIA

                                       By:    /s/ PIERRE PROT
                                              -------------------
                                       Name:  Pierre PROT
                                       Title: Chief Financial Officer






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